FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                September                          2005
                                --------------------------        -----------
Commission File Number          000-29898
                                --------------------------        -----------

                           Research In Motion Limited
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                          Form 40-F      X
                           ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                                No      X
                     ------------------                -----------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                 DOCUMENT INDEX


     Document
     --------

         1           News Release dated September 21, 2005                 4
                     ("TIM Hellas Offers BlackBerry in Greece")

         2           News Release dated September 21, 2005                 7
                     ("Vodafone Introduces BlackBerry For Mobile
                     Professionals in Greece")

                                                                     Document 1

[RIM logo omitted]
                                                                    News Release

                                                              [TIM logo omitted]

                                                              September 21, 2005

FOR IMMEDIATE RELEASE

TIM Hellas Offers BlackBerry in Greece

Athens, Greece and Waterloo, Canada - TIM Hellas Telecommunications S.A. (Nasdaq: TIMHY; Amsterdam: TIMHY), and Research In Motion (RIM) (Nasdaq: RIMM;
TSX: RIM) today announced the launch of BlackBerry(R) in Greece. BlackBerry is a leading wireless communications platform that keeps mobile professionals connected to people and information with integrated support for voice, email and data applications.

"We are pleased to offer BlackBerry to our customers, thus delivering on our promise to provide them with wireless freedom coupled with personal control in their communication," said Mr. Damianos Charalambidis, TIM Hellas Chief Commercial Officer. "BlackBerry is the ideal tool for today's mobile professionals who are in demand and on the go, helping them to manage their busy professional and personal lives."

BlackBerry from TIM will provide mobile professionals with easy access to email, phone, text messaging, Internet, organizer and corporate data applications. TIM Hellas will be offering customers the BlackBerry 7290(TM) and BlackBerry 7100g(TM).

BlackBerry from TIM will enable customers to increase efficiency in their personal and professional lives by providing two unique solutions:

For corporate customers, BlackBerry Enterprise Server(TM) tightly integrates with Microsoft(R) Exchange, IBM Lotus(R) Domino(TM) and Novell GroupWise(R) to enable secure, push-based, wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service(TM) allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP e-mail accounts) from a single device.

"BlackBerry will help TIM Hellas' customers to stay connected and productive while on the go," said Mark Guibert, Vice President, Corporate Marketing at RIM. "BlackBerry has been embraced by organizations around the world because it provides mobile professionals with unmatched features, performance and usability while providing IT departments with the proper security, manageability and scalability."

Customers travelling abroad will also benefit from BlackBerry as TIM Hellas has already concluded roaming agreements with 61 operators in 35 countries.*

                                      ###

About TIM Hellas

TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its brand stands for innovative products and services. The company's stock is publicly traded on the Nasdaq and Amsterdam exchanges.

TIM name and trademark is licensed by TIM Italia S.p.A.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Courtney Flaherty
Brodeur for RIM (North America)
+1 212.771.3637
cflaherty@brodeur.com

Hotwire PR for RIM (Europe)
+44 207 608 2500

Investor Contact:
RIM Investor Relations
(519) 888-7465

*Please check with TIM Hellas for roaming services.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                                                                      Document 2

[RIM logo omitted]
                                                                    News Release

                                                         [Vodafone logo omitted]

                                                              September 21, 2005
FOR IMMEDIATE RELEASE

Vodafone Introduces BlackBerry For Mobile Professionals in Greece

Halandri, Greece and Waterloo, Canada - Vodafone and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), today introduced BlackBerry(R) in Greece. BlackBerry is a leading wireless communications solution for mobile professionals. Vodafone Greece will initially offer its customers the BlackBerry 7290(TM) and BlackBerry 7100v(TM).

"We are seeing a growing demand for wireless connectivity from mobile professionals in Greece," commented Haris Broumidis, Business Commercial Director, Vodafone Greece. "BlackBerry has redefined the market for wireless push email technology offering a new and reliable communication solution. We are excited about the productivity benefits it will bring our customers, enabling them to remain connected to communications and information while on the go."

Vodafone Greece will initially introduce BlackBerry to corporate users. Vodafone Greece will offer the BlackBerry Enterprise Solution(TM), which utilizes BlackBerry Enterprise Server(TM) to enable secure, push-based, wireless access to email, and other corporate data.

Using BlackBerry, customers will enjoy integrated attachment viewing with support for popular text and image file formats such as Word, Excel, PowerPoint, WordPerfect, PDF, ASCII, JPEG, GIF, BMP, TIFF and PNG.

"BlackBerry is a popular and proven wireless solution with over three million subscribers around the world," said Mark Guibert, Vice President, Corporate Marketing at RIM. "The push-based BlackBerry solution will enable Vodafone Greece to provide organizations and users with the productivity, flexibility and mobility they desire."

                                      ###

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.



Media Contacts:
Courtney Flaherty
Brodeur for RIM (North America)
+1 212.771.3637
cflaherty@brodeur.com

Hotwire PR for RIM (Europe)
+44 207 608 2500

Investor Contact:
RIM Investor Relations
(519) 888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Research In Motion Limited
                                              ----------------------------------
                                                          (Registrant)

Date:  September 21, 2005             By:        /s/   Angelo Loberto
       -------------------------              ---------------------------------
                                                           (Signature)
                                                Angelo Loberto
                                                Vice President, Finance